

Mail Stop 3561

July 20, 2017

Via E-mail
Jonathan L. Wilcox
Chief Financial Officer
American Renal Associates Holdings, Inc.
500 Cummings Center
Beverly, Massachusetts 01915

> **Re: American Renal Associates Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Response Dated July 7, 2017**
> **File No. 001-37751**

Dear Mr. Wilcox:

We have reviewed your July 7, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Noncontrolling Interests, page F-12

1.   Your response to comment 1 states that you do not currently have noncontrolling interests subject to put provisions that only become exercisable upon the occurrence of a contingent event. However, on page 85 of your Form 10-K and page 39 of your March 31, 2017 Form 10-Q, you state that none of your event-based put obligations were exercisable. Please reconcile your response with your filing disclosures.

2.   Your proposed accounting policy for subsequent measurement in response to comment 2 states that your noncontrolling interests subject to put provisions are measured at the greater of the noncontrolling interest balance determined pursuant to ASC 810-10 or the fair value. Please tell us how you considered the guidance in ASC 480-10-S99-3A, paragraphs 13 through 15 and 16(e), which refers to redemption value and may not represent fair value.

Please contact Suying Li at (202) 551-3335 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining